SIDLEY AUSTIN BROWN & WOOD LLP

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www.sidley.com

FOUNDED 1866

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WRITER'S DIRECT NUMBER
212-839-5673

WRITER'S E-MAIL ADDRESS
JPMARTIN@SIDLEY.COM

February 26, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Stop 3-2
450 Fifth Street
Washington, D.C. 20549

Re: Rule 12g3-2(b) Filing Requirements for
G.Acción, S.A. de C.V. (the "Issuer")
File No. 82-4590

Ladies and Gentlemen:

On behalf of the Issuer, enclosed please find copies of the following:

1. English language Press Release, dated February 26, 2003, reporting financial results for the fourth quarter and year-end 2002; and

2. Certain financial information for the fourth quarter and year ended December 31, 2002, each together with a Statement from the Issuer's Chief Executive Officer, as reported to the *Bolsa Mexicana de Valores* and translated into English by the Issuer.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Issuer that it is subject to the Act.

Please acknowledge receipt of this letter by stamping and returning the enclosed copy and return it to the messenger who is delivering the package.

dlw 3/3

Please do not hesitate to contact me with any further questions or comments you may have at (212) 839-5673.

Very truly yours,

Jon P. Martin

(Enclosure)

cc (w/o Enclosure): Jorge Girault Facha (G.Acción, S.A. de C.V.)
Michael Fitzgerald

Mexico City, February 26, 2003

G.ACCION

03 MAR -3 AM 7:21

G.Accion Announces Fourth Quarter and Twelve Month 2002 Results

IR Contacts:

In Mexico
Jorge Girault Facha
jgf@accion.com.mx
Tel: (52) 55-5081-0825
Maria Fernanda Palomar
mpalomar@accion.com.mx
Tel: (52) 55-5081-0826

In New York
Blanca Hirani
bhirani@i-advize.com
Tel: (212) 406 - 3693

G.Accion S.A. de C.V. ("G.Accion" or "the Company") (BMV: GACCIONB, OTC: GACCIB), one of Mexico's leading real estate companies, specializing in the allocation of institutional investments in the Mexican real estate market, announced today its results of operations for the fourth quarter and twelve-month period ended December 31, 2002. All figures were prepared in accordance with generally accepted accounting principles in Mexico and have been restated in constant pesos ("Ps.") as of December 31, 2002, unless specified otherwise. Due to rounding, some figures and percentages may differ.

Financial Highlights

- G.Accion announced the acquisition of two portfolios of industrial properties and one corporate office building from the US firm Hines for over US$ 100 million.
- **Leasing revenues** increased 25% for the twelve-month period reaching Ps. 442 million.
- **Administrative expenses** decreased 4% for the twelve months of the year, compared to the same period of 2001.
- **Net interest coverage ratio** reached 1.83x for the twelve months ended December 31, 2002 and the debt service coverage ratio (interest+principal) was 1.35x for the same accumulated period.
- G.Accion's total leasable portfolio of properties increased **9% reaching 6.0 million sq.ft.** compared to the area reported for the same period ended December 31, 2001.

CONFERENCE CALL

Thursday, February 27, 2003
11:00am (New York Time)
10:00am (Mexico City Time)

Tel: (888) 857-6932 from the U.S.
Tel: (719) 457-2604 from outside the U.S.
Toll free numbers in Mexico (001-800) 289-0551

Access Code: G.Accion

Speakers
Luis Gutierrez (CEO)
Hector Ibarzabal (CFO and Executive Vice President)
A 48-hour replay will be available
To access please contact Blanca Hirani at 212-406-3693

FOURTH QUARTER 2002 RESULTS

REVENUES

Revenue from leasing activities for the quarter was in-line with the acquisitions made during the same period of the previous year and reached Ps. 113 million compared to Ps. 112 million reported during the fourth quarter of 2001.

Revenue from sales of developed properties was Ps. 2 million, an 87% decrease when compared to Ps. 13 million reported for the same period of the previous year, reflecting the sale of residential lots and commercial space.

For the fourth quarter ended December 31, 2002, ***revenue from services to third parties*** reached Ps. 46 million, a 54% increase compared to Ps. 30 million reported during the same period of 2001. This resulted from the Central Parking System Mexico operation as well as from the services obtained from the strategic partnership with AMB.

As a result of the above-mentioned events, the Company's ***total operating revenue*** increased 4% from Ps. 155 million reported during the fourth quarter of 2001 to Ps. 161 million reported this quarter.

GROSS INCOME

Gross income for the fourth quarter of 2002 reached Ps. 136 million, a 12% increase when compared with the Ps. 121 million reported during the same period of 2001.

ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses[1] were Ps. 9 million, a 30% decrease when compared with the same period of 2001.

EBITDA

As a result of the above, **EBITDA** for the fourth quarter of 2002 reached Ps. 124 million, a 15% increase when compared to Ps. 107 reported during the fourth quarter of 2001.

DEPRECIATION AND AMORTIZATION

Depreciation increased 30% to Ps. 27 million, compared to Ps. 21 million reported during the fourth quarter of 2001.

Amortization expenses, which reflect the amortization of office leasing and sales commissions, were Ps. 4 million.

COMPREHENSIVE COST OF FINANCING

The Company's comprehensive cost of financing was Ps. 74 million, due to a 22% increase in net interest expenses and a Ps. 50 million monetary loss reported for the quarter as a result of the peso fluctuation.

NET INCOME (LOSS)

As a result of the above, G.Accion reported net income of Ps. 7 million.

[1] Includes salaries of technical, administrative and other personnel as well as corporate overhead of the Company and its subsidiaries.

TWELVE MONTH 2002 RESULTS

REVENUES
Revenue from leasing activities reached Ps. 442 million during the twelve months of 2002, a 25% increase when compared to the Ps. 353 million reported during the same period of 2001. This result reflects the acquisitions that took place during the second half of 2001 that have had a direct effect on this year's revenues.

Revenue from sales of developed properties was Ps.110 million compared with Ps. 218 million reported for the same period of the previous year, a 50% decrease, reflecting the non-recurring sale of shopping centers in 2001 and the sale of 90% of P&G to the strategic alliance with AMB established during 2002.

For the twelve-month period ended December 31, 2002, ***revenue from services to third parties*** reached Ps. 142 million, representing an 11% increase compared to the Ps. 128 million reported during the same period of 2001. This was due to the recurring revenues from Central Parking Systems and real estate services as well as the non-recurring revenue from sale and marketing services derived from the strategic alliance with AMB Property Corp.

As a result of the above-mentioned events, the Company's ***total operating revenue*** declined 1% from Ps. 698 million reported during the twelve-month period of 2001 to Ps. 695 million, due to the non-recurring sale of the shopping centers completed in 2001 (Loreto and Plaza Cuernavaca), which do not represent part of G.Accion's core business, and penalties incurred from canceling contracts.

GROSS INCOME
Gross income for the twelve months of 2002 reached Ps. 479 million, which represents an 18% increase when compared to the Ps. 407 million reported during the same period of 2001.

Gross margin from leasing activities, which represents the Company's main revenue source, during the twelve-month period of 2002 was 87%.

ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses[2] were Ps. 50 million, a 4% decline when compared to the Ps. 52 million reported during the same period in 2001.

EBITDA
As a result of the above, EBITDA for the twelve months of 2002 reached Ps. 427 million a 20% increase when compared to the Ps. 355 million reported during the same period of 2001.

DEPRECIATION AND AMORTIZATION
Depreciation increased 19% to Ps. 112 million compared to Ps. 94 million reported during the twelve months of 2001. This is a result of the increase in the portfolio of properties derived from the acquisitions made during 2001, which are fully reflected in the 2002 results.

Amortization expenses, which reflect the amortization of office leasing and sales commissions, reached Ps. 15 million.

COMPREHENSIVE COST OF FINANCING
For the twelve months of 2002, the Company's comprehensive cost of financing was Ps. 449 million. Net interest expenses increased 23% as a result of the property acquisitions in the second half of 2001 which were 100% accounted for in 2002. These results also reflect the recent peso fluctuations resulting in a Ps. 353 million exchange loss which represents an accounting charge but doesn't have an effect on the cash flow of the Company.

NET INCOME
As a result of the above, G.Accion reported net loss of Ps. 475 million for the twelve months of 2002.

[2] Includes salaries of technical, administrative and other personnel as well as corporate overhead of the Company and its subsidiaries.

G.ACCION

www.gaccion.com.mx

Fourth Quarter 2002
February 26, 2002

PER SHARE INFORMATION
Shares: 128,040,698[3]
EBITDA per share: Ps. 3.34
EPS: Ps. (3.71)

RELEVANT EVENTS

CORPORATE EVENTS:

- On April 8, 2002 G.Accion announced that it had formed a strategic alliance with AMB Property Corp. (NYSE: AMB), one of the largest owners and operators of industrial real estate in the U.S., to acquire, develop and operate industrial properties in Mexico. This alliance initially targets the Mexico City, Guadalajara and Monterrey markets, which are growing areas where customers have the greatest need for industrial facilities.

- On July 9, 2002 G.Accion, announced that, together with AMB Property Corporation, it is developing a 771,700 sq. ft. distribution center for *Procter & Gamble Manufactura, S. de R.L. de C.V.,* a subsidiary of the Procter & Gamble Company. This facility, located in the northern suburbs of Mexico City in the San Martin Obispo Industrial Park, will be completed in the second half of 2002.

- On October 16, 2002 G.Accion completed the refinancing of 100% of its long-term dollar-denominated debt with GE Capital. Through this agreement with GE Capital Real Estate, the Company restructured its dollar-denominated debt within the current industrial and office portfolio. This debt restructure allows the Company to free cash flow from its existing debt service (interest+principal) with GE Capital, which amounts to approximately US$5 million per annum, under the current interest rate levels.

- On January 23, 2003 G.Accion announced the acquisition, from Hines, of the *Torre Angel* office building in Mexico City, the *Parque Industrial Tecnologico* in Guadalajara (PIT) and an industrial portfolio in *Parque Industrial Queretaro.* The *Torre Angel* office building is a 21-story building with an area of 336,000 sq.ft. located on the famous *Paseo de la Reforma* across from the Angel of Independence in Mexico City. The industrial portfolio in *Parque Industrial Queretaro* contains a portfolio of Class A industrial warehouses and production facilities, which includes 9 buildings comprising almost 1,000,000 sq.ft. The industrial park located in Guadalajara, Jalisco, includes more than 700,000 sq.ft. of Class A warehouse, manufacturing and distribution space in four buildings.

[3] Shares outstanding and issued.

PROPERTY PORTFOLIO

As of December 31, 2002, the Company's total portfolio of properties increased 9% to 6.0 million sq.ft. from 5.5 million sq.ft. reported on December 31, 2001. This result was due to the effects of the acquisitions of properties, previously mentioned.

The following table provides summary data of the Company's properties as of December 31, 2002:

TABLE 1 - PROPERTY SUMMARY

Property	m²	sq. ft.	Occupancy Rate	Current Revenues*	G.Accion owns
OFFICE	**98,760**	***1,063,000***	**98%**	**25,090**	**100%**
INDUSTRIAL	**352,570**	***3,795,000***	**97%**	**23,470**	**100%**
TOTAL	**451,330**	***4,858,000***	**98%**	**48,560**	
OTHER					
Centro Insurgentes**	39,019	*420,000*	99%	6,112,000	20%
La plaza Oriente	848	*9,128*	100%	164,808	100%
Pabellón Altavista***	3,373	*36,310*	100%	803,000	100%
Parque Opción (1st Phase)	1,747,000	*18,804,533*	-	-	100%
Santa Fe V (Reserve)	21,791	*234,566*	-	-	100%
PIT (1)	63,870	*687,469*	99%	3,984,000	10%

* Amounts in U.S. dollars on annual basis. (Exchange rate as of December 31, 2002, US$ 1.00 = Ps. 10.54)
** G.Accion manages the property and owns 20% of the leasable area.
*** Includes parking revenues.
(1) PIT – Parque Industrial Tecnologico. Acquisition made through the strategic alliance with AMB under a 90/10 structure.

TABLA 2 - SUMMARY AS OF 4Q02

	4Q02*	4Q01	Change %
Total Occupancy Rate	98%	99%	(1%)
Total Property Portfolio*	6,030,000 sq.ft.	5,550,000 sq.ft.	9%

* Includes *Centro Insurgentes*

TABLE 3 - WEIGHTED AVERAGE LEASE TERM

	December 31, 2002
Office Portfolio	5.33 years
Industrial Portfolio	4.95 years
Total Property Portfolio	5.15 years

PROPERTY DEBT SUMMARY AS OF DECEMBER 31, 2002

The Company's long-term debt increased by 5.5% Y-o-Y, reflecting the financing required to implement G.Accion's growth strategy. G.Accion's properties are able to service their debt while maintaining attractive returns. All debt is tied to a specific property and its corresponding lease agreements. During the twelve-month period, the net interest coverage ratio remained at 1.83x, reflecting the Company's ability to meet its obligations. As of December 31, 2002, the weighted average cost of debt was 6.5%, at the current 30-day LIBOR rate.

Table 4 - Debt (Figures as of December 31, 2002)

Institution	Currency	Principal
GE Capital	US$	238,734,262
Inverlat	US$	4,251,978
Total Debt (US$)		**248,617,725**

Institution	Currency	Principal
Bancomer	Mx. Ps.	20,808,928

G.ACCION
www.gaccion.com.mx

Fourth Quarter 2002
February 26, 2002

STATEMENT FROM THE CEO

Luis Gutierrez Guajardo, CEO of G.Accion stated: "2002 has been a difficult year for many reasons. The corporate scandals, which have been the worst we've seen in the last decade, coupled with the possibility of a war have resulted in the dramatic slowdown in the world economies. All these events have made 2002 a year full of challenges and achievements for us. We have seen these challenges appear throughout the year.

Despite the difficult current global conditions, I am proud to be able to discuss our accomplishments. During the year, we consolidated a strategic partnership with AMB, one of the largest real estate companies in the United States, to invest in Mexico. We also managed to refinance 99% of our debt, expanding maturities and amortizations while reducing debt costs, thus freeing some cash flow for the benefit of our Company and its shareholders.

We managed to complete on-time, high quality, turnkey projects for Procter and Gamble and we are currently working on other turnkey projects, which we expect to complete and deliver as scheduled. We successfully completed the acquisition of two industrial portfolios and an office building from the US company Hines for a value of over US$ 100 million.

In addition, the Company's twelve months results were very positive. Compared to the twelve-month period of 2001, leasing revenues, which represent our core business, increased 25%; EBITDA grew 20% as a result of the increase in the size of the Company's property portfolio under management. The net interest coverage ratio remained at 1.83x, reflecting G.Accion's ability to service its debt. Additionally, our commitment to cost reduction initiatives resulted in an 4% decline in SG&A. These results were affected by the monetary exchange loss which doesn't affect cash flow, however as per Mexican GAAP it affects the Company's net results."

ABOUT THE COMPANY

G.Accion is Mexico's leading public real estate company with an extensive portfolio of corporate offices and industrial properties, leased under dollar-denominated contracts, specializing in the allocation of institutional investments in the Mexican real estate market. The Company's vision is to be a provider of real estate solutions in Mexico through the establishment of sale-and-lease-back and build-to-suit transactions with multinational companies looking to benefit from Mexico's real estate sector activity.

****

Statements included in this report regarding the Company's business outlook and anticipated financial and operating results, regarding the Company's growth potential, constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market, general economic performance of the home country, and industry and international markets, therefore they are subject to change.

G.ACCION

www.gaccion.com.mx

Fourth Quarter 2002
February 26, 2002

G.ACCION INCOME STATEMENT

	Fourth Quarter			Twelve Months		
	Dec 31-02 US$ Thousands*	Dec 31-02 Ps. Thousands	Dec 31-01 Ps. Thousands	Dec 31-02 US$ Thousands*	Dec 31-02 Ps. Thousands	Dec 31-01 Ps. Thousands
Operating Income						
Leasing revenues	10,777	113,586	112,585	41,979	442,461	352,774
Sale of developed properties	155	1,634	12,578	10,417	109,798	217,968
Services to third parties	4,372	46,076	29,948	13,509	142,383	127,775
Total Revenues	**15,303**	**161,296**	**155,111**	**65,905**	**694,642**	**698,517**
Costs						
Leasing						
Real estate tax	947	9,984	9,574	4,030	42,481	40,847
Maintenance	(59)	(622)	2,461	876	9,232	6,643
Other	69	726	725	404	4,260	3,263
Subtotal Leasing	957	10,088	12,760	5,311	55,974	50,753
Developed property	19	198	14,772	9,297	97,989	180,874
Services to third parties	1,386	14,605	5,766	5,829	61,439	59,865
Total costs	2,361	24,890	33,298	20,437	215,402	291,492
Gross Income	**12,942**	**136,406**	**121,813**	**45,469**	**479,240**	**407,025**
Operating expenses						
Administrative expenses	941	9,923	14,131	4,705	49,591	51,662
Selling expenses	218	2,296	146	225	2,369	358
EBITDA	**11,782**	**124,187**	**107,536**	**40,539**	**427,279**	**355,005**
Depreciation	2,539	26,758	20,589	10,604	111,770	94,088
Amortization	404	4,254	3,164	1,440	15,180	358
Write down	(1,860)	(19,603)	--	26,966	284,222	(85,197)
Operating Income	**10,700**	**112,779**	**83,783**	**1,528**	**16,106**	**260,559**
Comprehensive Cost of Financing						
Interest expense	6,413	67,592	59,819	22,875	241,103	(205,134)
Interest income	(342)	(3,606)	(7,346)	(773)	(8,149)	15,878
Exchange loss, net	4,743	49,995	(96,151)	33,532	353,429	151,309
Gain on monetary position	(3,836)	(40,430)	(22,325)	(13,054)	(137,588)	97,056
	6,978	**73,551**	**(66,003)**	**42,580**	**448,795**	**59,109**
Other income	(122)	(1,286)	512	526	5,545	3,145
Income (loss) before provisions for taxes	**3,600**	**37,942**	**150,298**	**(40,526)**	**(427,144)**	**322,814**
Provisions for:						
Income taxes	678	7,145	13,637	1,754	18,491	24,384
Deferred taxes	1,331	14,028	--	41	428	50,418
Asset tax	395	4,162	354	1,931	20,358	23,817
Income (loss) before equity in results of affiliates co.	**1,196**	**12,606**	**136,307**	**(44,252)**	**(466,420)**	**224,195**
Equity in income (loss) from affiliated companies	(249)	(2,629)	8,037	(120)	(1,264)	(32)
Net (loss) income applicable to minority stockholders	(267)	(2,814)	(6,390)	(699)	(7,365)	12,781
Net (loss) income	**680**	**7,164**	**137,954**	**(45,071)**	**(475,049)**	**224,163**

Note: The twelve-month figures are audited

G.ACCION
www.gaccion.com.mx

Fourth Quarter 2002
February 26, 2002

G ACCION BALANCE SHEET

	As of December 31		3Q02
	2002 (US$ Thousands)	**2002 Ps. Thousands**	**Ps. Thousands**
Current			
Cash and cash equivalents	8,695	91,645	126,089
Account receivable, net	18,420	194,151	179,584
Receivable from related parties	4,931	51,969	12,586
Prepaid Expenses	2,092	22,053	67,602
Total Current Assets	**34,138**	**359,818**	**385,861**
Fixed Assets			
Investment in shares of affiliated companies	2,196	23,151	27,279
Trusts	1,954	20,592	20,414
Property held for lease, net	359,221	3,786,189	3,673,787
Building and equipment, net	10,447	110,108	104,539
Other assets	9,296	97,984	92,202
Prepaid tax	10,929	115,192	137,955
TOTAL ASSETS	[illegible]	[illegible]	[illegible]
Current			
Bank loans and current portion of Long term debt	7,902	83,284	127,433
Other accounts payable and accrued liabilities	6,330	66,722	69,206
Affiliates	1,041	10,977	78,802
Guaranty Deposits	3,462	36,490	36,091
Income tax payable	474	4,994	1,182
Deferred tax payable	--	--	--
Acquisition liabilities	--	--	--
Total Current Liabilities	**19,209**	**202,467**	**312,714**
Long Term			
Long-term debt	244,297	2,574,891	2,266,916
Differed income tax	6,387	67,319	69,379
Convertibles Peabody	40,249	424,227	558,424
TOTAL LIABILITIES	**310,143**	**3,268,904**	**3,207,433**
Common stock	5,423	57,154	57,154
Restatement	13,547	142,781	142,775
Additional paid-in capital	91,497	964,382	964,350
Convertible Options	2,000	21,080	21,050
Income (Loss) of period	(45,071)	(475,049)	(482,213)
Accumulated losses	26,054	274,608	(236,958)
Cumulative restatement effect	13,427	141,525	653,059
Cumulative deferred income tax	6,037	63,628	63,626
Minority Interest	5,125	54,021	51,763
Total Stockholders' Equity	**118,039**	**1,244,128**	**1,234,605**
Total Liabilities and Stockholders' Equity	[illegible]	[illegible]	[illegible]

*Exchange rate as of 12/31/02 US$1 = Ps. 10.54